Filed by: Prudential plc
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                      Exchange Act Commission File No: 001-07981

Proxy statement/prospectus

Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London EC4R 0HH, England, Attention:
Investor Relations (tel: (44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel:
(713) 522-1111).

  The following letter was sent by Sir Roger Hurn, Chairman of Prudential plc to Prudential shareholders on March 30, 2001.

                                [PRUDENTIAL LOGO]


                                                       Sir Roger Hurn
                                                       Chairman

                                                       Prudential plc
                                                       Laurence Pountney Hill
                                                       London EC4R 0HH

                                                       Tel 020 7220 7588
                                                       Direct line 020 7548 3900
                                                       Fax 020 7548 3631


30 March 2001


Dear Shareholder,


Proposed Merger with American General Corporation

As we go to press with Annual Report 2000, the Board has announced its agreement of terms for the proposed merger of Prudential plc with American General Corporation, a leading financial services organisation in the United States.

American General, headquartered in Houston, Texas, is the second largest publicly traded life insurance company in the US, and one of the US' largest providers of retirement services, life insurance, consumer loans and investments to over 12 million customers. It has total assets under management in excess of US$120 billion and a market capitalisation as at 9 March 2001 (the last trading day prior to the announcement of the proposed merger) of approximately US$19 billion.

As you will know, through Jackson National Life, Prudential already has a significant presence in the US. This merger with American General will further enhance that presence, making Prudential a leader in a number of key product areas in the world's largest insurance and retirement services market. American General has developed a powerful multi-brand, multi-channel business model that complements perfectly Jackson National Life's own high quality operations, with very little overlap.

This merger will not only give us a leading position in the US, but, just as importantly, it will also give us the scale and financial strength to allow for continued expansion and faster growth in the other regions of the world in which we operate.

American General shares our fundamental business culture focused on delivering shareholder value. The Board unanimously believes that together Prudential and American General will create a top-tier international financial services business of world importance, with leading positions in the US, the UK and Asian markets.

This proposal has the full support of the Prudential Board. All shareholders will have the opportunity to ask questions about the proposed merger and to vote on it at our Extraordinary General Meeting, the date of which will be announced shortly.

Yours sincerely,
/s/ Roger Hurn

Sir Roger Hurn
Chairman

                                                           (please see overleaf)

Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. AMERICAN GENERAL CORPORATION SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London, EC4R 0HH, England, Attention:
Investor Relations (tel. (+44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel. (+1 713) 522-1111).

Issued by Prudential plc, approved by UBS Warburg Ltd., a subsidiary of UBS AG for the purposes of Section 57 of the Financial Services Act 1986. UBS Warburg Ltd. is regulated in the UK by the Securities and Futures Authority. This does not constitute a recommendation regarding the Prudential plc ordinary shares. The value of an investment may go down as well as up. Investors or potential investors should seek advice from an independent financial advisor as to the suitability for the individual concerned.